# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: People Incorporated, CIK 0001800227
CUSIP: 44891N208
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-002530
Filed by CIK 0001839497

## Reporting persons
- Helikon Investments Limited: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,857,290; sole dispositive power 0; shared dispositive power 7,857,290; aggregate amount beneficially owned 7,857,290 (11.44% of the class)
- Federico Riggio: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 7,857,290; sole dispositive power 0; shared dispositive power 7,857,290; aggregate amount beneficially owned 7,857,290 (11.44% of the class)

## Item 1. Issuer
Name of issuer: People Incorporated
Address of issuer's principal executive offices: 555 West 18th Street, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
(i) Helikon Investments Limited a United Kingdom public limited company ("Helikon UK"), with respect to the common shares without par value (the "Common Shares") of People Incorporated, a Delaware incorporated company (the "Company"), held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK and

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the Common Shares directly held by the Helikon Fund
Address of principal business office or, if none, residence:
(i) Helikon UK; 17 Waterloo Place, London SW1Y 4AR.

(ii) Mr. Riggio 17 Waterloo Place, London SW1Y 4AR.
Citizenship:
(i) Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom.

(ii)) Mr. Riggio is a citizen of the Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned: The percentage of Common Stock (as defined herein) reported beneficially owned by the Reporting Person is based on 68,674,426 shares of Common Stock outstanding as of September 30, 2026, as reported in People Incorporated's (the "Issuer") quarterly report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission (the "Commission") on August 3, 2026.
Percent of class: 11.44%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 6, 2026

Helikon Investments Limited
By: /s/ Paul McLernon
Paul McLernon / Director

Federico Riggio
By: /s/ Federico Riggio

## Signatures
- Helikon Investments Limited: /s/ Paul McLernon, Paul McLernon - Director (10/06/2026)
- Federico Riggio: /s/ Federico Riggio, Federico Riggio (10/06/2026)